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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 8-A/A

                                Amendment No. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          WYNDHAM INTERNATIONAL, INC.
            (Exact Name of Registrant as Specified in Its Charter)

             Delaware                           94-2878485
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

          1950 Stemmons Freeway, Suite 6001, Dallas, Texas      75207
               (Address of Principal Executive Offices)       (Zip Code)

If this Form relates to the              If this Form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective            Exchange Act and is effective
Pursuant to General Instruction          pursuant to General Instruction
A.(c), please check the following        A.(d), please check the following
box.  [  ]                               box.  [X]

Securities Act registration statement file number to which this form relates:
333-85029
---------
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

               Title of Each Class Name of Each Exchange on Which to be so Registered Each Class is to be Registered
               -------------------    ------------------------------

                  Not applicable            Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                     Series A Convertible Preferred Stock
                               (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

      Wyndham International, Inc. ("Wyndham") is amending and restating the Registration Statement on Form 8-A relating to Wyndham's Series A Convertible Preferred Stock filed with the Securities and Exchange Commission on June 17, 1999 in order to describe such securities in "plain English."

      On June 30, 1999, Wyndham consummated the $1 billion equity investment in its series B convertible preferred stock and its related restructuring. With respect to this investment, investors purchased for $1 billion in cash shares of Wyndham's series B preferred stock representing 41% of the voting power of its capital stock then outstanding. Wyndham may redeem up to $300 million of the series B preferred stock with cash proceeds that it receives from the exercise of rights, which will be issued in a rights offering, to purchase up to $300 million in Wyndham's new series A preferred stock.

Item 1.  Description of Registrant's Securities to be Registered.


                    DESCRIPTION OF SERIES A PREFERRED STOCK

     We have attached to this Form 8-A/A as Exhibit 2 the form of the series A
                                            ---------
certificate of designation establishing the series A preferred stock. The discussion below is not a complete description of the terms of the series A preferred stock, so you should read it together with the series A certificate of designation.

     The series A certificate of designation designates 31,840,000 shares of our preferred stock as "Series A Convertible Preferred Stock," and fixes a stated amount of $100.00 per share. The series A preferred stock will rank equal as to dividends and liquidation preference to our series B preferred stock and will rank senior or equal to any of our future preferred stock.

Dividends

     We will pay dividends on the series A preferred stock quarterly, on a cumulative basis at an annual rate of 9.75%, compounded quarterly. Until June 30, 2005, we will pay the dividends partially in cash and partially in additional shares of series A preferred stock (including fractional shares) with the cash component initially equal to approximately 29.5% for the first dividend and declining over the period to June 30, 2005 to approximately 19.8% for the final dividend, except that we will pro rate the first quarterly dividend for the number of days in the period beginning on the date of issuance of the series A preferred stock and ending on the date we must pay the first quarterly dividend. This dividend structure is intended to ensure a fixed cash dividend payment of $2.925 per year for each share of series A preferred stock (as adjusted for any pro rata amount). From June 30, 2005 through June 30, 2009, we may pay the dividends either in cash or in additional shares of series A preferred stock (including fractional shares). Following June 30, 2009, we must pay the dividends entirely in cash. In addition, holders of the series A preferred stock will, except for dividends payable in additional shares of our common stock, be entitled to receive all dividends paid on our common stock on an as-converted basis. We may

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elect to pay a portion of these dividends in the form of additional shares of series A preferred stock.

Conversion into class A common stock at the option of the holder

     At its option, a holder of series A preferred stock may convert each share of its series A preferred stock into shares of our class A common stock at any time. For so long as our class A common stock remains a separate class of our common stock, any conversion of our series A preferred stock into common stock will be into shares of our class A common stock. For each share of series A preferred stock converted into class A common stock, the holder will receive that number of shares of class A common stock equal to $100.00 divided by the conversion price of the series A preferred stock, which is initially $8.59 per share, and will also receive accrued but unpaid cash dividends. If a holder of series A preferred stock elects to convert its shares of series A preferred stock in connection with a "change in control" that occurs before June 30, 2005, all dividends on the shares of series A preferred stock held by the holder that would have accrued through June 30, 2005 will be accelerated and paid in the form of additional shares of series A preferred stock, assuming that all such subsequent dividends would have been paid solely in shares of series A preferred stock rather than cash.

     The conversion price is subject to adjustment if any of the following events happen:

  . the issuance of common stock as a dividend or distribution on our common stock;

  . a subdivision, combination, consolidation or reclassification of our common stock;

  . the issuance of our common stock, or options, rights, warrants or other securities convertible into or exchangeable for shares of our common stock, at a price per share less than the then current market price of our common stock, except for issuances authorized by our employee benefit plans and other options of and issuances in private placements at not less than 95% of the then current market price of the common stock; and

  . any reductions in the conversion price as we deem advisable to prevent any distribution of stock or stock rights, or similar transactions, from being taxable to the holders of our common stock which could occur if a stock or stock rights distribution increased the interest of the common stockholders relative to the preferred stockholders as a result of the failure to adjust the conversion ratio.

     The conversion price is subject to reduction to the same extent of any reduction in the conversion price of the series B preferred stock in the event we are required to indemnify the investors under the terms of the purchase agreement relating to their $1 billion equity investment in our series B preferred stock, which was consummated on June 30, 1999. In order to understand the possible extent of the reductions in the conversion price of the series B preferred stock, and therefore the series A preferred stock, that may result from these indemnification obligations, it is important that you first understand the general features of the indemnification obligations. The general features of our indemnification obligations are as follows:

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 . If we breach the general representations and warranties set forth in the purchase agreement, our indemnification obligations arise after, and only to the extent that, losses exceed a threshold amount of $20 million.

 . If we incur losses in connection with "special costs" related to the completion of the transactions described in the restructuring plan or in connection with stockholder suits, our indemnification obligations arise after, and only to the extent that, losses exceed $25 million. These "special costs" include the following:

  .  costs of obtaining consents in connection with our restructuring;

  .  uninsured payments relating to stockholder suits;

  . cash payments made to redeem shares of the Patriot American Hospitality, Inc. series A preferred stock in excess of $25.00 per share; and

  . the fair market value of any excess shares of class A common stock issued in order to complete our restructuring.

 . If losses related to breaches by us of general representations and warranties do not exceed $20 million, we may apply the difference between the losses and the $20 million threshold to increase the $25 million threshold applicable to losses incurred in connection with "special costs."

 . We must indemnify the investors for any breaches of the covenants set forth in the purchase agreement, and this indemnification obligation is not subject to any threshold.

 . We must indemnify the investors in the event any of the counterparties to the forward equity contracts sells shares of our class A common stock released as collateral under the forward equity contracts after December 31, 1998 with net proceeds to us of less than $8.75 per share. The net proceeds to us would be reflected as a reduction in their obligations to the selling counterparties under the forward equity contracts. The amount of the reduction would be equal to the proceeds received by the counterparties upon the sale of the shares of our class A common stock. This obligation is not subject to any threshold.

 . We must pay the investors a cash indemnity of $1.25 million per three month period, pro-rated for any partial three month period, in the event the owners of the Wyndham Anatole hotel terminate Wyndham's management agreement for the Wyndham Anatole hotel prior to May 10, 2004 because either James Carreker ceases to be an executive officer of us or Paul Nussbaum continues on our Board of Directors following our annual meeting of stockholders in 2000. Mr. Nussbaum has notified us in writing that if his standing for reelection in 2000 would give the owners of the Wyndham Anatole hotel the right to terminate the hotel's management agreement, he will not stand for reelection at that time. This obligation is not subject to any threshold, but any payments made under this obligation would apply toward the $2.27 per share maximum reduction amount described below.

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 . Our representations, warranties and covenants, including Patriot's representations, warranties and covenants, in the purchase agreement survive the closing as follows:

  . most representations and warranties survive until the 90th day following the filing by us of a Form 10-K for the fiscal year ending December 31, 1999;

  . some of the representations and warranties, like those addressing the organization of Patriot and us and Patriot's and our authority to complete the $1 billion equity investment, survive indefinitely;

  . our representations and warranties regarding tax matters survive until 90 days after the expiration of the applicable statute of limitations; and

  . the covenants and agreements, other than those applicable during the period between the effectiveness of the purchase agreement and the completion of the $1 billion equity investment, survive indefinitely.

     Once it has been determined that we have an obligation to compensate the investors under the indemnification provisions of the purchase agreement, the amount of the conversion price reduction must be determined. The mechanism for determining the amount of a conversion price reduction is designed to keep the investors' economic value in us constant despite the relevant loss to us. This is generally achieved by reducing the conversion price upon a loss by the amount of the loss divided by 167,025,942, the number of paired shares outstanding at the time the purchase agreement was signed. For example, a $100 million loss in excess of any applicable threshold would result in a conversion price reduction of approximately $0.60.

     With respect to indemnification for breaches by us of general representations and warranties and for special costs, there is a maximum reduction amount on the conversion price of approximately $2.27 per share. In order for the total conversion price reductions relating to indemnification obligations to equal $2.27 per share, we would generally have to incur approximately $380 million in losses in excess of any applicable thresholds. After reductions to the conversion price totaling $2.27 per share, the conversion price would be approximately $6.32 per share. There is no maximum amount on conversion price reductions relating to breaches of covenants or to sales of paired shares by the counterparties to the forward equity contracts of paired shares.

Optional Redemption

     At any time after June 30, 2005, we will have the right to redeem all or any portion of the outstanding series A preferred stock at a redemption price of $101.00 per share (101% of the stated amount of $100.00) plus all accrued dividends. We may redeem only a portion of the outstanding series A preferred stock provided that at least one million shares of series A preferred stock remain outstanding following the partial redemption. The holders of series A preferred stock will have the right, however, to convert their shares into our class A common stock rather than having them redeemed.

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Voting Rights

     Except for voting rights provided by law, the holders of series A preferred stock will have no voting rights, except that if cash dividends on the series A preferred stock are in arrears and unpaid for six quarterly periods (which need not be consecutive) and the holders of series B preferred stock no longer have the right under our restated certificate of incorporation to elect any members of our Board of Directors, then the number of members of our Board of Directors shall be increased to permit the holders of series A and series B preferred stock, voting as a single class, to elect a minimum of two directors.

Consolidation or Merger

     In the event of any capital reorganization or reclassification that does not cause an adjustment of the conversion price, any consolidation or merger of us with or into another corporation, or any sale or conveyance to another corporation of all or substantially all of our property, before the consummation of such transaction, each share of series A preferred stock will be convertible into, instead of our class A common stock issuable upon the conversion, the kind and amount of shares of stock and other securities and property receivable in such transaction by a holder of that number of shares of our class A common stock into which one share of series A preferred stock was convertible immediately before such transaction.

Ability to receive preferential cash payment or convert upon change of control or liquidation

     Upon the occurrence of the events described below, the holders of the series A preferred stock will be entitled to receive preferential payments in exchange for their shares of series A preferred stock. If any of these events occur before June 30, 2005, each holder of the series A preferred stock will be entitled to either convert its shares of series A preferred stock into shares of our class A common stock or receive in cash the preferential payment due with respect to the series A preferred stock. The payment or conversion would be made both in respect of the shares of series A preferred stock the holder then holds, including any shares issuable as accrued dividends through the date of the event, and, on an accelerated basis, in respect of the shares of series A preferred stock the holder would have received as dividends from the date of the event through June 30, 2005. All accelerated dividends would be treated as if they were paid solely in the form of additional shares of series A preferred stock rather than cash. The table below outlines the preferential payments on the series A preferred stock to be received by holders of series A preferred stock in the specified events:

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Event                             Series A Preferential Payment
--------------------------------- ---------------------------------------------
Change in control before          The greatest of:
June 30, 2005
                                  .  the aggregate stated amount (i.e., $100.00
                                     per share) of the shares held and the
                                     accelerated dividend shares, plus accrued but unpaid cash dividends; and

                                  .  the amount the holders of series A
                                     preferred stock would have received had
                                     they converted all of the shares held and the accelerated dividend shares into class A common stock and sold the shares for the effective price being paid by the Acquiring Person (as defined below) in the change in control, plus accrued but unpaid cash dividends; and

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--------------------------------- --------------------------------------------
Event                             Series A Preferential Payment
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                                  .  the fair market value of the cash,
                                     securities and other property the holders of series A preferred stock would have received had they converted all of the shares held and the accelerated dividend shares into class A common stock and received the consideration paid per share of class A common stock by the Acquiring Person in the change in control, plus accrued but unpaid cash dividends.

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Change in control after           The greatest of:
June 30, 2005
                                  . the aggregate stated amount of the shares held, plus accrued but unpaid cash dividends; and

                                  .  the amount the holders of series A
                                     preferred stock would have received had
                                     they converted all of the shares held into class A common stock and sold the shares for the effective price being paid by the Acquiring Person in the change in control, plus accrued but unpaid cash dividends; and

                                  .  the fair market value of the cash,
                                     securities and other property the holders
                                     of series A preferred stock would have
                                     received had they converted all of the
                                     shares held into class A common stock and
                                     received the consideration paid per share
                                     of class A common stock by the Acquiring
                                     Person in the change in control, plus
                                     accrued but unpaid cash dividends.
-------------------------------   ----------------------------------------------
Liquidation or winding up         The greater of:
before June 30, 2005
                                  .  the aggregate stated amount of the shares
                                     held and the accelerated dividend
                                     shares, plus accrued but unpaid cash
                                     dividends; and

                                  .  the fair market value of the cash,
                                     securities and other property the holders
                                     of series A preferred stock would have
                                     received had they converted all of the
                                     shares held and the accelerated dividend
                                     shares into class A common stock
                                     immediately before the liquidation or
                                     winding up, plus accrued but unpaid cash
                                     dividends.
-------------------------------   ---------------------------------------------
Liquidation or winding up         The greater of:
after June 30, 2005
                                  .  the aggregate stated amount of the shares
                                     held, plus accrued but unpaid cash
                                     dividends; and

                                  .  the fair market value of the cash,
                                     securities and other property the holders
                                     of series A preferred stock would have
                                     received had they converted all of the
                                     shares held into class A common stock
                                     immediately before the liquidation or
                                     winding up, plus accrued but unpaid cash
                                     dividends.
------------------------------  -----------------------------------------------

     Please note that the definition of "change in control" is quite detailed and complex. You should read its definition in the series A certificate of designation. Generally a "change in control" means any of the following have occurred:

 .    the acquisition by any individual, entity or group (an "Acquiring Person"), other than us or any of our subsidiaries or any Investor or Excluded Group (each as defined in the series A certificate of designation), of beneficial ownership of 35% or more of the combined voting power or economic interests of our then outstanding voting securities. However, any transfer from any Investor or Excluded Group will not result in a change in control if the transfer was part of a series of related transactions the effect of which, absent the transfer to the Acquiring Person by the Investor or Excluded Group, would not

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     have resulted in the acquisition of 35% or more of the combined voting power or economic interests of the then outstanding voting securities;

 .    during any period of 12 consecutive months after June 30, 1999, the individuals who at the beginning of the 12-month period constituted a majority of the class A directors and class C directors, and any successors nominated or elected by them, cease for any reason to constitute at least a majority of the class A directors and class C directors;

 .    the approval by our stockholders of a reorganization, merger or consolidation following which all or substantially all of the beneficial owners of our voting securities immediately before the reorganization, merger or consolidation do not beneficially own, directly or indirectly, more than 57.5% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of our directors resulting from the reorganization, merger or consolidation; or

 .    the sale or other disposition of assets representing 50% or more of our assets in one transaction or series of related transactions.

     However, a change in control will not be deemed to have occurred if a majority of the class B directors otherwise determines.

No Preemptive Rights

     Unless approved by our Board of Directors in an agreement, holders of our series A preferred stock do not have preemptive rights to purchase (1) additional shares of our capital stock, (2) warrants, rights or options to purchase additional shares of our capital stock, or (3) any obligations convertible into such stock, warrants, rights or options.

Item 2.  Exhibits.

Exhibit No.    Description
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     1         Form of Restated Certificate of Incorporation of Wyndham
               International, Inc. (filed on March 2, 1999 as Exhibit 99.3 to
               Form 8-K (File No. 01-13127), and incorporated herein by reference).

     2 Form of Certificate of Designation of the Series A Convertible Preferred Stock of Wyndham International, Inc. (filed on March 2, 1999 as Exhibit 99.5 to Form 8-K (File No. 01-13127), and incorporated herein by reference).

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                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        WYNDHAM INTERNATIONAL, INC.





Date:  November 4, 1999                 By:  /s/ Richard Mahoney
                                             -----------------------
                                             Richard Mahoney
                                             Chief Financial Officer

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                                 EXHIBIT INDEX


Exhibit No.    Description
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     1         Form of Restated Certificate of Incorporation of Wyndham
               International, Inc. (filed on March 2, 1999 as Exhibit 99.3 to
               Form 8-K (File No. 01-13127), and incorporated herein by reference).

     2 Form of Certificate of Designation of the Series A Convertible Preferred Stock of Wyndham International, Inc. (filed on March 2, 1999 as Exhibit 99.5 to Form 8-K (File No. 01-13127), and incorporated herein by reference).

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